UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020251

NO ACT
P.E 12-19-01
1-06033

February 17, 2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

1934
Section
Rule 14A-8
Public Availability 2/17/2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Re: UAL Corporation
Incoming letter dated December 19, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 19, 2001 concerning the shareholder proposal submitted to UAL by Ira Levy. We also have received a letter from the proponent dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ira Levy
15519 Crystallo Drive
Parker, CO 80134

UAL CORPORATION

1934 Act/Rule 14a-8

December 19, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by Ira Levy

Dear Ladies and Gentlemen:

On behalf of UAL Corporation ("UAL") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ira Levy from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Levy, dated November 21, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

> SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS
>
> "RESOLVED, that the shareholders of UAL Corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to

1111710 94152311

any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP).

Typically, SERPs were created to increase the retirement benefits that executives are paid over the limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP. In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

> The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.
>
> For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of the shareholders.

Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and the proposal, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify it of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal may be Properly Omitted under Rule 14a-8(i)(7) because it deals with UAL's Ordinary Business Operations</u>

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal from its proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary course of business."

The Proponent's proposal requests that the Board of Directors deliver a report to shareholders disclosing information regarding the pension liability that relates to "the top executive retirement plan usually called a 'Supplemental Executive Retirement Plan' (SERP) and the pension liability for qualified pension plan(s)." His proposal defines SERP for this purpose to mean "any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415." Under the proposal, the report is also to include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees.

The Staff's position with respect to shareholder proposals regarding compensation matters has been to consistently permit omission of the proposal under Rule 14a-8(i)(7) when it relates to general compensation matters but to require companies to include a proposal when it relates to only executive compensation matters. See e.g., Lucent Technologies Inc. (November 6, 2001); American Home Products Corporation (February 24, 2000); Minnesota Mining and Manufacturing Company (March 4, 1999); KeyCorp (March 19, 1996); and Battle Mountain Gold Company (February 13, 1992). In addition, the Commission has stated that the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 39093 (August 16, 1983).

The proposal is not limited to executive compensation matters and is, in fact, broad enough to cover thousands of current and former UAL employees, the vast majority of whom are pilots and employees represented by the International Association of Machinists ("IAM-represented employees"). UAL has three non-qualified plans which supplement qualified retirement plan benefits with non-qualified benefits.

The United Air Lines, Inc. Supplemental Retirement Plan covers approximately 30 current management employees and 100 retired management employees. Six of the currently-covered management employees are executive officers as defined in Rule 3b-7 under the Exchange Act. The same benefits are also provided to approximately 5,000 current pilots and 2,000 retired pilots under the United Airlines Pilot Supplemental Retirement Plan pursuant to a collective bargaining agreement between UAL and the union representing UAL's pilots. Both of these plans are designed to provided benefits that cannot be provided under UAL's qualified defined benefit pension plans due to limitations under not only Internal Revenue Code ("IRC") §415 but also IRC §401(a)(17). IRC §415 limits the benefits that can be provided from a qualified defined benefit plan to $140,000 per participant per year in 2001 (this limit was $135,000 in 2000, and is scheduled to increase to $160,000 in 2002). IRC §401(a)(17) limits the compensation that can be taken into account to calculate a participant's benefit to $170,000 in 2001 (this limit is scheduled to increase to $200,000 in 2002).

A third plan, the UAL Corporation Supplemental Employee Stock Ownership Plan, provides nonqualified retirement benefits to approximately 1,800 management and salaried employees, 7,000 pilots and 1,000 employees represented by the International Association of Machinists ("IAM-represented employees"). This plan is designed to provide benefits which cannot be provided under the UAL Corporation Employee Stock Ownership Plan ("ESOP"), a qualified stock bonus plan, due, again, to limitations under not only IRC §415 but also IRC §401(a)(17). IRC §415 limits the contributions that can be made to a qualified defined contribution plan to $35,000 per participant per year in 2001 (this limit was $30,000 in 2000, and is scheduled to increase to $40,000 in 2002). As discussed above, IRC §401(a)(17) limits the compensation that can be taken into account to calculate a participant's benefit for both defined benefit and defined contribution plans to $170,000 in 2001 (this limit is scheduled to increase to $200,000 in 2002).

In summary, therefore, with respect to non-qualified retirement benefits, UAL thus does not treat its top executives differently than it treats other highly-compensated UAL employees (including pilots and IAM-represented employees). UAL does not maintain any non-qualified plans that cover exclusively executive officers. The three UAL non-qualified retirement plans pay benefits that cannot be paid under its qualified retirement plans due to various IRC limitations, including but not limited to the IRC §415 limitation referred to in the proposal. Finally, actual participation in UAL's non-qualified retirement plans changes constantly because of cost of living increases and tax law changes to these types of plans and, therefore, cannot be determined with certainty until an employee terminates employment.

Accordingly, because UAL does not have a "SERP" or other supplemental non-qualified plan providing retirement benefits to executive officers that differ from those provided to

thousands of its other employees, it is clear that the report requested in the proposal relates to UAL's ordinary business operations. The information requested would, if anything, give shareholders primarily information concerning the compensation policy for pilots, which would clearly relate to UAL's ordinary business operations, because the vast majority of the thousands of UAL employees who currently receive or will receive benefits from UAL's non-qualified retirement plans are pilots.

The Staff recently granted no-action relief to Lucent Technologies with respect to a proposal that covered "All officers and directors" because there were over 365 Lucent employees who had the title of an officer and over 1,315 employees who had a title with the word director in it (e.g., Director, Capital Matters), and the proposal, therefore, would have covered not only senior executives but a large number of non-executive employees. Lucent Technologies Inc. (November 6, 2001)

The proposal clearly covers general compensation matters because the information requested would cover thousands of current and former UAL employees. Therefore, it is my opinion that the proposal is properly excludable under Rule 14a-8(i)(7) because the proposal involves UAL's ordinary business operations.

II. <u>The Proposal may be Properly Omitted under Rule 14a-8(i)(10) because UAL Has Already Substantially Implemented the Proposal</u>

Rule 14a-8(i)(10) under the Exchange Act permits a registrant to omit a proposal from its proxy statement "[i]f the company has already substantially implemented the proposal."

Each year the notes to UAL's financial statements attached as an appendix to UAL's annual proxy statement, a copy of which is sent to all shareholders, contain some of the information that the Proponent is requesting be delivered to UAL shareholders. As discussed above, UAL does not have a non-qualified retirement plan that is limited to top executives, and UAL's nonqualified retirement plans have thousands of participants, most of whom are pilots.

The notes to the financial statements already include a great deal of information with respect to UAL's retirement and post-retirement plans, including the benefit obligations for the retirement and post-retirement plans both at the beginning and at the end of year, the service cost, the interest cost, benefits paid and the fair value of the plan assets, and an extensive discussion of UAL's ESOPs, including the Supplemental ESOP. In addition, the Pension Plan Table in UAL's annual proxy statement discloses the information required by Items 402(f) of Regulation S-K concerning benefits from the qualified and non-qualified pension plans for the "named executive officers" as defined in Item 402(a)(3).

The Staff has granted no-action relief in the past to companies that had substantially implemented a proposal. See e.g., The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). In addition, the Commission has indicated that a proposal can be found substantially implemented even if the Company has not implemented it in full. Exchange Act Release No. 34-20091 (August 16, 1983) ("*In the past, the staff has permitted the exclusion of*

proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.")

UAL has already substantially implemented the proposal because it already delivers pension information to shareholders by means of the annual financial statements and the Pension Plan Table included in UAL's annual proxy statement. It is my opinion, therefore, that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(10).

III. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal is properly excludable under Rule 14a-8(i)(3) because the proposal, together with the supporting statement, is materially misleading, contains unsubstantiated assertions and portrays Proponent's opinion as statements of fact.

First, the proposal and supporting statement falsely imply that UAL has a "top executive" retirement plan, which it does not. The proposal and the supporting statement are misleading when read together because the proposal, as discussed above, requests information that would cover thousands of current and former UAL employees, the vast majority of whom are pilots, while the supporting statement only discusses benefits for top executives.

> *The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholder to evaluate this executive compensation policy.*

The information requested in the proposal will in fact not give UAL shareholders a basis to evaluate UAL's top executive compensation policy – there are thousands of current and former UAL employees, the vast majority of whom are pilots, covered by UAL's non-qualified retirement plans. Rather, it is clear that the information requested would give shareholders information primarily concerning the compensation for pilots.

> *In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature.*

Proponent fails to provide any support for his statement that excessive executive pay packages "have alarmed the public," nor does he cite any reports regarding "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature." The implication that UAL's compensation arrangements are "excessive executive packages" is also unwarranted and misleading and is, at most, Proponent's opinion. In addition, this statement is misleading with respect to UAL because the information required in the proposal has little, if anything, to do with executive pay packages. Rather, the information requested when applied to UAL would include information relating to non-qualified retirement plans, which as stated above cover thousands of current and former UAL employees, the vast majority of whom are pilots.

In the supporting statement, the proponent asserts that "many institutional investors have since sounded the alarm by seeking more transparent and accountable executive compensation practices," but does mention who these institutional investors are.

The proponent also asserts in his supporting statement that "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements," without noting that such statement is only the opinion of the Proponent.

> *In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.*

The proponent fails to disclose that, as discussed above, in addition to the $135,000 annual benefit limit for defined benefit plans under IRC §415, there are other limits under not only IRC §415 but also IRC §401(a)(17) which limit benefits that can be paid from and contributions that can be made to a qualified plan. Specifically, IRC §415 limits the contributions that can be made to a qualified defined contribution plan to $35,000 per participant per year in 2001 (this limit was $30,000 in 2000, and is scheduled to increase to $40,000 in 2002). Included in this limit are employee and employer contributions to so-called "cash or deferred 401(k) plans" (which UAL maintains for all employee groups) as well as employer contributions to the ESOP. This limitation causes thousands of non-highly compensated employees to receive benefits from the Supplemental ESOP.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

EXHIBIT A

Ira Levy

15519 Crystallo Drive

Parker, CO 80134

November 21, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 937 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 303-693-0959.

Sincerely,

Ira Levy

Ira Levy

UAL CORPORATION SHAREHOLDER PROPOSAL

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of UAL Corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP).

Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid.SERPs are also exempt from the Employee Retirement and Income Security Act(ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP.

In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension

plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.

For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

January 25, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Ira Levy; no-action request by UAL Corporation

Dear Sir/Madam:

On November 21, 2001, Mr. Ira Levy (the "Proponent") submitted to UAL Corporation ("UAL" or the "Company") a shareholder proposal (the "Proposal") asking the Company's Board of Directors to provide to shareholders a report disclosing separately the pension liability of top executive retirement plans, usually called "Supplemental Executive Retirement Plans" (SERPs) and the pension liability of qualified plan(s). The supporting statement makes clear that the Proposal focuses on upper-level executive compensation.

In a letter to the Commission dated December 19, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable because (1) it relates to the Company's ordinary business operations, because it is not limited to executive compensation matters; (2) UAL has already substantially implemented the Proposal by means of disclosure in financial statements and the Pension Plan Table; and (3) the Proposal and supporting statement contain statements that are materially false and misleading.

As discussed below, the Proposal addresses a significant policy issue of excessive executive pay practices (SERPs) and its focus is on executive compensation while only including regular employee retirement plans costs because they are presently lumped together with executive retirement costs in disclosures. Secondly, the Proposal has not been substantially implemented as the annual financial statements and Pension Plan Table included in the proxy statement do not separately disclose the costs associated with the Company's Supplemental Retirement Plan. These disclosures are inadequate to enable shareholders to review the costs of this significant element of executive pay. UAL has failed to meet its burden of establishing that it has substantially implemented the Proposal. Finally, the statements that UAL claimed as false and misleading are discussed below.

I. Ordinary Business

In stating that the Proposal is excludable because it relates to ordinary business matters, UAL states that the Proposal is not limited to executive compensation matters because it includes general compensation matters. However, the actual content of the Proposal seeks to increase disclosure of executive retirement packages. In order to arrive at this disclosure, the Proposal must address retirement plans covering non-executive employees because the current disclosures on associated costs and liabilities of the plans are lumped together.

The fact that the associated costs of the separate plans are reported together is a decision made by the Company. The Proposal simply asks to separate the disclosures on the plans so that shareholders may evaluate this executive retirement package. Under current disclosures, companies can manipulate executive retirement packages and hide from shareholders associated costs of such plans within the figure representing the costs associated with all plans.

The Division has held that proposals relating to executive compensation policies are not excludable under ordinary business matters due to the widespread public concern regarding executive pay practices. *See, e.g.,* Pinnacle West Capital Corporation (March 16, 1993); E.I. du Pont de Nemours and Company (February 26, 1993); Caterpillar, Inc. (December 15, 1992); and Baltimore Gas and Electric (February 13, 1992). On this subject, there has been an increasing awareness of SERPs as another element of excessive executive pay. *See, e.g.,* Wall Street Journal, *Big Send-Off: As Firms Pare Pensions For Most, They Boost Those for Executives,* Ellen Schultz, June 20, 2001; and The New York Times, *Now, Is Even the Boss Taking a Hit?,* Stephanie Strom, December 2, 2001. This Proposal alludes to trends that transform executive compensation practices in the treatment of SERPs.

II. Substantially Implemented

UAL suggests that by providing some of the information on UAL's retirement plans contained in notes to financial statements and in annual proxy statements that the company has already substantially implemented the Proposal. UAL does not claim, however, that it has disclosed the costs and liabilities of such plans separately.

The Division has not accepted comparable arguments in the past. For example, in International Business Machines Corp. (available February 27, 1984), the company claimed that it had substantially implemented a proposal requesting the company to include in its annual report a per-share figure of the company's total tax burden because the total tax burden is already disclosed in the financial statements. The company asserted the shareholder could easily calculate the per-share tax burden. Additionally, in E.I. du Pont de Nemours (available January 16, 1981), a proposal asked the company to disclose the percentage relationship of its charitable contributions and its pre-tax domestic earnings. E.I. du Pont de Nemours claimed that the numbers were already provided in its annual report and that shareholders could calculate the percentage

relationship with the current disclosure. In Lockheed Martin (available January 31, 2001), a proposal asked for a report to shareholders on the level of dilution that would result from the exercise of options held by senior executives of the Company. The Division has denied the claim that a proposal is substantially implemented when, in several different places, various pieces of the raw data necessary to calculate the desired figure are disclosed.

The Proposal seeks to provide UAL shareholders with clear information on the costs and liabilities associated with executive retirement packages separate from other plans. The Company's claim that it has substantially implemented the Proposal by providing the disclosures for plans lumped together is not adequate and does not agree with the Division's past practice.

III. False and Misleading Statements

UAL asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and 14a-9 because it contains statements that are materially false and misleading. Therefore, clarification will be given on each statement in which the Company has concerns.

First, the Company states that the Proposal and supporting statement are misleading because the Proposal requests information that would cover thousands of UAL employees, while the supporting statement discusses benefits for top executives.

As mentioned earlier, the Proposal targets disclosure on executive retirement plans. The Proposal's intention is to separately disclose the requested figures for the non-qualified retirement plan in which the senior executives participate next to the figures for the remaining plans. Specifically, the non-qualified plan is the United Air Lines, Inc. Supplemental Retirement Plan.

Secondly, UAL claims that the Proposal's assertion that it would give shareholders a basis to evaluate the UAL's executive compensation policy is false because there are thousands of employees covered by UAL's non-qualified retirement plans. However, as mentioned above, the Proposal intends to separate the figures of the non-qualified United Air Lines, Inc. Supplemental Retirement Plan from other pension plans. All the remaining UAL retirement plans' disclosures may remain lumped together.

The Company states that the Proponent does not cite any support of a few statements such as excessive executive pay packages "have alarmed the public," "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature," and "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements." The statements above are supported by a Wall Street Journal article dated June, 20, 2001 by Ellen Schultz and entitled, *Big Send-Off: As Firms Pare Pensions For Most, They Boost Those for Executives.* The statement regarding SERPs is also supported by the New York Times article dated December 2, 2001 by Stephanie Strom and entitled, *Now, Is Even the Boss Taking a Hit?*

As the Company claims, the Proponent's statement refers to institutional investors that are seeking more transparent and accountable executive compensation practices while not specifically stating who these institutional investors are. To clarify, a few that can be named here are the New York City Employees Retirement System (NYCERS) and the Connecticut State Employees Retirement System. NYCERS and the Connecticut State Employees Retirement System are active institutional investors. Both submit shareholder resolutions and have proxy voting guidelines that address such issues.

In conclusion, the Proposal should not be excluded on any of the three grounds raised by UAL. First, the Proposal focuses on executive compensation matters (SERPs) and raises a significant policy issue and, therefore, is not excludable as relating to general compensation matters. Second, it asks for increased disclosure on executive retirement plans not adequately released currently. Lastly, statements that UAL has raised as misleading and false have been clarified.

If you have any questions, please do not hesitate to call me at 303-693-0959. I would be pleased to be of further assistance in this matter.

Sincerely,

Ira Levy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 19, 2001

The proposal requests that the board prepare a report on the pension liability of UAL's Supplemental Executive Retirement Plan and all other qualified pension plans.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UAL relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor